SGS North America Inc.
Minerals Services
3845 N Business Center Drive, Suite 111
Tucson, AZ 85705
Phone (520) 579-8315
Fax (520) 579-7045

30 March 2016
JMK16 - 104

Consent of Expert

In connection with the Annual Report on form 40-F for the year ended December 31, 2015 (the “Form 40-F”) of Timmins Gold Corp., I, Joseph M. Keane, P.E. as an associate of KD Engineering (now SGS North America Inc.), hereby consent to the use of my name and KD Engineering (now SGS North America Inc.)’s name in connection with the references to the Timmons Gold Caballo Blanco Project and to the technical report entitled “Preliminary Economic Assessment Caballo Blanco Heap Leach, Veracruz, Mexico” readdressed to Timmins Gold Corp. on 28 January 2015, with an effective date as of 7 May 2012 (collectively, the “Technical Information”) and to the incorporation by reference of references to, and summaries of, the Technical Information in the Form 40-F.

KD Engineering (now SGS North America Inc.)

Dated this 30th day of March, 2016

Signature of Qualified Person

Joseph M. Keane, P.E.

Printed Name of Qualified Person

Principal Metallurgical Engineer

Title of Qualified Person